May 4, 2012

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Christine Davis, Assistant Chief Accountant
Morgan Youngwood, Staff Accountant
Maryse Mills-Apenteng, Special Counsel
Jan Woo, Staff Attorney

Re:	E2open, Inc.
Registration Statement on Form S-1
Filed February 17, 2012
File No. 333-179558

Ladies and Gentlemen:

On behalf of E2open, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 15, 2012 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 (File No. 333-179558) filed with the Commission on February 17, 2012 (the “Registration Statement”).

U.S. Securities and Exchange Commission

May 4, 2012

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and for the convenience of the Staff, we are providing the Staff by overnight delivery physical copies of this letter and marked copies of Amendment No. 1 (against the Registration Statement filed on February 17, 2012).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, pages referenced herein correspond to the pages of Amendment No. 1.

Registration Statement on Form S-1

General

1.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

The Company respectfully acknowledges the Staff’s comment and confirms that it will update the prospectus with the required information in a subsequent amendment to the Registration Statement, including but not limited to the price range, as soon as such information is available and with sufficient time for the Staff to review such information. The Company understands and acknowledges that the Staff may have additional comments when the Company files a pre-effective amendment to the Registration Statement containing a price range.

2.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of the Securities Act Compliance and Disclosure Interpretations available on our website.

U.S. Securities and Exchange Commission

May 4, 2012

In response to the Staff’s comment, the Company has revised Amendment No. 1 to include all graphic materials it intends to use in the prospectus and acknowledges that the Staff may have comments on such materials.

Prospectus Summary, page 1

3.	Please provide support for the assertion that you are a “leading” provider of cloud-based, on-demand software solutions. In this regard, we note that throughout the prospectus you frequently refer to your customers, vendors, partners, solutions, etc. as “leading.” Please provide support for these various claims or revise your disclosure to identify the parties by name or otherwise demonstrate their leadership positions.

In response to the Staff’s comment, the Company is supplementally advising the Staff and providing under separate cover (Tab 1 of the supplemental materials) the Gartner, Inc. (“Gartner”) Report Magic Quadrant for Integration Service Providers to support the statements on pages 1, 45 and 82 of Amendment No. 1 that the Company is a leading provider of cloud-based, on demand software solutions delivered on an integrated platform that enables companies to collaborate with their trading partners to procure, manufacture, sell and distribute products (defined by Gartner in this report as the integration service provider market). The Company advises the Staff that the location of the Company in the “Magic Quadrant” included on page two of the referenced Gartner report as compared to the competitors of the Company included in the Magic Quadrant supports the Company’s assertion that it is a leading provider of such cloud-based, on demand software solutions. The Company advises the Staff that such Gartner report was not prepared specifically for this offering and the Company did not commission such report.

The Company’s strengths are cited in such Gartner report as:

•	Strong B2B integration outsourcing practice wrapped in business process network bundles;

•	Customer quality (large multinationals) and satisfaction, particularly from an agility and SLA-compliance point of view;

•	Dominance in complex, high-tech manufacturing and expansion into “sister” industries (e.g., telecommunications);

•	Growing indirect channel for its integration services (e.g., Exostar and Oracle); and

•	Financial stability.

U.S. Securities and Exchange Commission

May 4, 2012

As further evidence of the Company’s leadership in its industry, the Company’s customers represent a wide range of industries and include many of the leading brand owners in the Fortune 500, among them five of the top eight as designated in the Gartner Supply Chain Top 25 for 2011.

Additionally, the Company has reviewed the use of “leading” in reference to its customers, vendors, partners, solutions, etc. throughout the prospectus, and has revised its disclosure in Amendment No. 1 to address the Staff’s comment accordingly.

4.	With respect to all third-party statements in your prospectus—such as market data by Gartner, Inc.—please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

In response to the Staff’s comment, the Company is supplementally providing under separate cover the following Gartner reports marked to cross-reference the various statements in the Registration Statement that rely on the industry data contained in the reports (tab numbers indicate the location of the report in the supplemental materials) and an explanation of how the data referenced on pages 2 and 84 of Amendment No. 1 was compiled using the first two reports listed below (with such explanation included in Tab 5 of the supplemental materials):

•

Tab 2—Forecast: Enterprise Software Markets, Worldwide, 2009-2016, 1Q12 Update by Colleen Graham, Joanne M. Correia, David M. Coyle, Fabrizio Biscotti, Matthew Cheung, Ruggero Contu, Yanna Dharmasthira, Tom Eid, Chad Eschinger, Bianca Francesca Granetto, Sharon A. Mertz, Chris Pang, Asheesh Raina, Dan Sommer, Bhavish Sood, Hai Hong Swinehart, Laurie F. Wurster and Jie Zhang, dated March 2012, cited on pages 2 and 84 of Amendment No. 1. The Company advises the Staff that such Gartner report was not prepared specifically for this offering and the Company did not commission such report.

•

Tab 3—Market Trends: Multienterprise/B2B Infrastructure Market, Worldwide, 2010-2015, 1Q11 Update by Fabrizio Biscotti, Paolo Malinverno, Benoit J. Lheureux and Thomas Skybakmoen, dated February 2011, cited on pages 2 and

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May 4, 2012

84 of Amendment No. 1. The Company advises the Staff that such Gartner report was not prepared specifically for this offering and the Company did not commission such report.

•

Tab 4—The Gartner Supply Chain Top 25 for 2011 by Debra Hofman, Kevin O’Marah and Carla Elvy, dated June 2011, cited on pages 46, 83 and 94 of Amendment No. 1. The Company advises the Staff that such Gartner report was not prepared specifically for this offering and the Company did not commission such report.

5.	Please provide a balanced discussion of your financial condition in the prospectus summary, in the overview of the Management’s Discussion and Analysis section, and in the Business section. For instance, consider disclosing your accumulated deficit and that you had net operating losses in two of the past three years. Also, it appears that you should clarify that the $42.7 million in revenues for the nine months ended November 30, 2011 reflects a recent change in accounting guidance and that the revenues would have been $35.5 million if the previous accounting guidance were in effect.

In response to the Staff’s comment, the Company has revised the Prospectus Summary section and the overview in the Management’s Discussion and Analysis of Financial Condition and Results of Operation section and in the Business section to provide a more detailed discussion of the Company’s financial condition. In particular, the Company revised the Prospectus Summary and the overview in the Management’s Discussion and Analysis of Financial condition and results of operation section and in the Business section to disclose operating income (loss) and net income (loss) adjusted for interest and other expense, net, provision for income taxes, depreciation and amortization, and stock-based compensation expense (Adjusted EBITDA) on pages 2, 46 and 83 of Amendment No. 1, respectively. The Company also disclosed its accumulated deficit as of February 29, 2012 on pages 2, 46 and 83 of Amendment No. 1. In addition, the Company disclosed in such sections on pages 2, 46 and 83 of Amendment No. 1 that the new accounting guidance adopted March 1, 2011 had the effect of increasing fiscal 2012 revenue by $10.9 million more than would had have been recognized had such accounting guidance not been adopted.

U.S. Securities and Exchange Commission

May 4, 2012

6.	Please expand the prospectus summary to disclose the interests of the principal shareholders, directors and executive officers. In this regard, we note your disclosure that the principal shareholders, directors and executive officers will continue to have substantial control over the company by retaining a majority of the voting power after completion of the offering.

In response to the Staff’s comment, the Company has revised the Prospectus Summary section on page 5 to expand the disclosure regarding the interests of its current principal stockholders, directors and executive officers.

The Offering, page 6

7.	We note that you plan to effect a reverse stock split prior to the effectiveness of the registration statement. Please confirm that you will revise your financial statements and your disclosures throughout the filing to give retroactive effect to the reverse stock split. We refer you to SAB Topic 4C.

The Company respectfully acknowledges the Staff’s comment and confirms that once the Company has determined the reverse stock split ratio, the Company will revise the financial statements and its disclosures throughout the filing in a subsequent amendment to the Registration Statement as necessary to give retroactive effect thereto.

Summary Consolidated Financial Information, page 8

8.	We note your disclosure on page 35 that you may use a portion of the proceeds to repay debt. Once you determine the amount of debt to be repaid please revise to include pro forma earnings per share information giving effect to the number of shares issued in the offering whose proceeds will be used to extinguish a portion of your outstanding debt. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment and notes that pages 6 and 35 of Amendment No. 1 have been revised to remove the disclosure regarding the amount of debt that may be repaid from the net proceeds of this offering, as the Company has not made a determination at this time as to whether or to what extent to

U.S. Securities and Exchange Commission

May 4, 2012

repay its indebtedness. The Company will further revise the disclosure in the Registration Statement should it make a specific determination prior to the completion of this offering with respect to the repayment of its debt.

9.	Please explain your basis for reflecting the 6.6 million in preferred stock warrants as outstanding common stock in your pro forma information throughout the filing including on pages 8, 41 and F-15. Also, please explain to us why there appears to be an inconsistent presentation of these warrants. In this regard, we note that the pro forma amounts in your Capitalization table on page 36 reflect the conversion of the preferred stock warrants to common stock warrants but do not reflect the exercise of the warrants into common stock.

In response to the Staff’s comment, the Company has revised the pro forma disclosure on pages 9, 42 and F-15 of Amendment No. 1 to reflect the conversion of outstanding preferred stock warrants into common stock warrants, but not into shares of common stock, as of the stated date, consistent with the presentation of the warrants throughout the Registration Statement.

Risk Factors

As a result of becoming a public company, we will be obligated to develop and maintain a system of effective internal controls over financial reporting…, page 29

10.	You state that you will be required to furnish a report by management on, among other things, the effectiveness of your internal control over financial reporting “for the first fiscal year beginning after the effective date of this offering.” Please revise your risk factor to clarify that this report will be required in your second annual report as a reporting company. See Instruction 1 to Item 308 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the Risk Factors section on page 30 to clarify when the internal control over financial reporting requirement will be applicable to it.

U.S. Securities and Exchange Commission

May 4, 2012

Use of Proceeds, page 35

11.	To the extent known, discuss the “general corporate purposes” for which the net proceeds of this offering are intended to be used. This section does not require disclosure of definitive plans and it is appropriate to discuss preliminary plans such as the type of capital expenditures you anticipate making and the nature of the expansion of your operations.

The Company respectfully advises the Staff that at the current time the Company has no specific or preliminary plans for the proceeds from this offering other than the uses disclosed in the Use of Proceeds section on page 35 of Amendment No. 1. The Company notes the Staff’s comment and will further revise the disclosure in the Registration Statement should more specific determinations be made prior to the completion of this offering with respect to the use of proceeds from this offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 45

12.	Consider expanding your overview section to provide a balanced, executive-level discussion that identifies and gives insight into the material opportunities, challenges and risks facing the company, such as those presented by known material trends and uncertainties, as well as the actions management is taking to address these opportunities, challenges and risks. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, discuss the risks and uncertainties involved in entering new vertical markets and expanding your target market to include mid-market customers. Also, consider discussing how you will evaluate strategic acquisitions of technologies, solutions and businesses.

In response to the Staff’s comment, the Company has revised the overview of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of Amendment No. 1 on pages 45 and 47 to expand its discussion of opportunities, challenges and risks facing the Company, as well as to disclose how the Company may evaluate any strategic acquisitions.

13.	Please revise to disclose the number of Enterprise customers for each period presented as this appears to be material information to the users of your financial statements since you generate substantially all of your revenues from Enterprise customers. We refer you to Section III.B.1 of SEC Release 33-8350.

U.S. Securities and Exchange Commission

May 4, 2012

In response to the Staff’s comment, the Company has revised the prospectus to disclose the number of Enterprise Customers for each period presented. The revised disclosure appears on page 46 of Amendment No. 1.

Key Operating Performance Measures, page 47

14.	We note that you identify bookings, billings and backlog as key operating performance measures, but do not provide quantitative data with respect to billings and backlog for the periods presented in the financial statements. Quantitative disclosure would provide investors contextual information to help evaluate your business. Please consider including this information in tabular format as you do for your other performance measures.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 54 of Amendment No. 1 to disclose billings and backlog, along with bookings, for the fiscal years ended February 28, 2010, February 28, 2011 and February 29, 2012.

15.	We note that you define the “number of unique registered trading partners” as the number of distinct trading partner entities connected to the E2open Business Network that use your solutions and define the “number of unique registered users” as the number of individuals within your customers’ organizations and their trading partners who are authorized to use and access your software applications. Please clarify whether the number of unique registered trading partners and the number of unique registered users reflect current partners or users over a discrete time period or whether these performance measures capture all partners and users who have ever been connected to or used your solutions.

U.S. Securities and Exchange Commission

May 4, 2012

In response to the Staff’s comment, the Company has revised the prospectus to clarify that the number of unique registered trading partners and unique registered users disclosed throughout the prospectus represents current users and trading partners as of a specified date. The revised disclosure appears on pages 48 and 49 of Amendment No. 1.

Results of Operations, page 52

16.	Please provide a more detailed narrative discussion regarding the underlying internal or external business events and developments that had an impact on the company’s financial results. For example, discuss the underlying events that affected the increase in revenue from the growth of your customer base and the sales of additional software solutions and professional services to existing customers in fiscal years 2011, 2010 and the nine month ended November 30, 2011. Explain whether these changes in revenue are related to a trend or known demands or whether they are the result of isolated events.

In response to the Staff’s comment, the Company has revised the discussion in the results of operations section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section beginning on page 54 of Amendment No. 1 to further describe business events and developments that had an impact on the Company’s financial results.

17.	There are several instances where two or more sources of a material change have been identified, but the dollar amounts and proportionate contribution for each source that contributed to the change are not disclosed. For example, your disclosures on page 57 indicate that revenues increased in fiscal 2011 as a result of growth in your customer-sell to existing customers and the commencement of revenue recognition on customer arrangements upon implementation of your on-demand solutions and delivery of professional services, however, you provide no indication of the impact of each factor. We also note that, you indicate on page 56 that you experienced growth in your revenue for the last three fiscal years largely due to the addition of new customers, renewals and sales of additional solutions and services to existing customers. Please revise your disclosures to quantify each source that contributed to a material change. We refer you to Section III.B.3 of SEC Release 33-8350.

U.S. Securities and Exchange Commission

May 4, 2012

In response to the Staff’s comment, the Company has revised the disclosure in the result of operations section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section beginning on page 54 of Amendment No. 1 to provide additional detail regarding the material sources of the changes in its results of operations.

18.	Revise your disclosures to explain the extent to which increases/decreases in your subscription and support and professional service revenues were attributable to changes in price and volume. We refer you to Item 303(a)(3)(iii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 54 of Amendment No. 1 to provide further details of the factors affecting revenue.

19.	Please tell us what consideration you have given to discussing the changes in revenue by geographic area. In this regard, we note that your disclosures on page F-33 appear to show that international revenues are increasing and are becoming more significant to your operations. We refer you to Section III.B of SEC Release 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on page 46 of Amendment No. 1. For the fiscal years ended February 28, 2010, February 28, 2011, and February 29, 2012, the percentage of the Company’s revenue generated outside of the United States was 22.9%, 36.9% and 38.2%, respectively. The Company intends to continue to invest in markets outside of the United States and expects the international revenue growth trends to continue.

Liquidity and Capital Resources, page 63

20.	We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. Please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In this regard, we note that there were material changes in several working capital line items however you have not disclosed why these changes occurred and how they impacted operating cash flow. Also, tell us how you considered disclosing the days sales outstanding (“DSO”) at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Release No. 33-8350.

U.S. Securities and Exchange Commission

May 4, 2012

In response to the Staff’s comment, the Company has revised the disclosure of cash flows from operating activities to provide further details on the primary drivers affecting cash flows. The revised disclosure appears on pages 65 and 66 of Amendment No. 1.

In addition, the Company supplementally advises the Staff that, due to the timing difference in the Company’s billings, collections and revenue recognition, the Company’s management does not consider days sales outstanding (“DSO”) as a significant factor of change in the Company’s cash flows.

Adequacy of Capital Resources, page 65

21.	We note from your disclosures that you believe your cash and cash equivalents, the proceeds from this offering, funds available under your credit facility and cash flows from operations will be sufficient to meet your working capital and capital expenditure requirements for at least the next 12 months. Revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to the proceeds you expect to receive from the offering. We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

In response to the Staff’s comment, the Company has revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations section on page 65 of Amendment No. 1 to clarify that the Company believes that its capital resources, without taking into account the proceeds of this offering, are sufficient to meet the Company’s working capital and capital expenditures for at least the next 12 months.

Our Indebtedness, page 65

22.	Please disclose the terms of any material debt covenants related to your credit facility.

In response to the Staff’s comment, the Company has revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations section on page 67 of Amendment No. 1 to disclose the material debt covenants of the Company’s credit facility.

U.S. Securities and Exchange Commission

May 4, 2012

Contractual Obligations, Commitments and Contingencies, page 66

23.	We note your disclosure on page F-24 of your unrecognized tax benefits, however, you have not presented a corresponding obligation within your contractual obligations table nor have you disclosed the basis for excluding these amounts from the table. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 68 of Amendment No. 1 to include disclosure of the Company’s basis for excluding unrecognized tax benefits from the contractual obligations table.

Critical Accounting Policies and Estimates

Common Stock Valuation, page 70

24.	Please tell us your proposed IPO price and when the underwriters first communicated their estimated price range and amount for your stock. In addition, when your estimated IPO price is included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

In response to the Staff’s comment, the Company respectfully notes that the underwriters have not communicated to the Company an estimated price range. The Company will update its disclosure in the prospectus once the initial public offering (“IPO”) price range is known.

The Company supplementally advises the Staff that once the estimated IPO price is included in the Registration Statement, the Company will include a discussion of the significant factors contributing to the difference between the fair value of the underlying stock as of the most recent valuation date and the IPO offering range, if any.

25.	Please revise your disclosures to disclose the significant multiples used for each valuation period. Also, revise to disclose the factors you considered in determining your selection of the comparable companies. For instance, you should more clearly describe how you selected comparable companies whether based on industry, size, revenue multiples and/or growth rates. Clarify whether the same set of comparable companies are used in all the relevant valuation estimates, including stock options, common stock or inputs to other valuations such as the discount rate.

U.S. Securities and Exchange Commission

May 4, 2012

In response to the Staff’s comment, the Company has revised the Registration Statement to include a more detailed discussion of the multiples used in the valuations and the basis for selecting the comparable companies. These revised disclosures appear on pages 73-79 of Amendment No. 1.

26.	We note that in your valuation for the Third Quarter of Fiscal 2012 you placed equal weighting to the option pricing method and PWERM. Please explain to us why you used a weighting of these two methods for this valuation period. In this regard, we note that for each valuation before and after this one you only used PWERM.

The Company respectfully advises the Staff that, as disclosed on page 73 of Amendment No. 1, recent valuations utilized the probability weighted return method (“PWERM”) model as the Company was nearing an IPO. The valuation for the third quarter of fiscal 2012 was the first period wherein the Company utilized PWERM. Prior to this quarter, the Company was primarily using the option pricing model (“OPM”), and the use of PWERM was limited to a confirmatory check on the OPM’s reasonableness. Subsequent to the third quarter of fiscal 2012, the Company solely relied on PWERM. For the third quarter of fiscal 2012, the Company placed equal weight on the OPM and PWERM. The Company has revised the disclosure on page 78 of Amendment No. 1 to provide a more detailed discussion of the allocation methods used for this valuation period.

27.	Please clarify your disclosures on page 74 which indicate that the business equity value of $224.1 million for the Fourth Quarter of Fiscal 2012 was determined using the probability-weighted expected return method. In this regard, we note your disclosures on page 71 which indicate that you used the market-based approach to determine the business enterprise value.

In response to the Staff’s comment, the Company has revised the Registration Statement to clarify the valuation methodology used in the fourth quarter of fiscal 2012. Under PWERM, the Company estimated the business equity value in the different liquidity scenarios using the market-based approach. These revised disclosures appear on page 78 of Amendment No. 1.

U.S. Securities and Exchange Commission

May 4, 2012

Business

Our Customers, page 89

28.	It appears that two customers each accounted for at least 10% of your revenues in fiscal year 2011 and in the nine months ended November 30, 2011. Please disclose the names of these customers pursuant to Item 101(c)(1)(vii) of Regulation S-K and discuss the material terms of your agreements with these customers. In addition, please file these agreements as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K or provide us with a detailed, quantitative analysis supporting any assertion that these agreements are not required to be filed.

In response to the Staff’s comment, the Company has revised the Business section on page 96 of Amendment No. 1 to disclose the names of its two customers each of whom represent at least 10% of the Company’s revenue in fiscal year 2011 and fiscal year 2012.

In determining whether to file such customer agreements as material contracts pursuant to Item 601(b)(10) of Regulation S-K, the Company considered the percentage of revenue these customers generated in fiscal 2012 and are expected to generate in future fiscal years, the extent to which these customers are replaceable, the Company’s ability to maintain its other existing customers and up sell additional products to these customers, and the Company’s ability to attract new customers. After consideration of these factors, the Company concluded that it is not materially dependent on these customers and was thus not required to file these customer agreements as exhibits to the Registration Statement.

29.	We note both here and in the summary section that you have included a selected list of customers. Please disclose whether each customer is a current customer and the objective criteria you used in selecting the customers you identified by name, which will assist investors in understanding their significance to you. Indicate the percentage of your revenues each identified customer represents or otherwise indicate their level of significance.

The Company respectfully informs the Staff that the list of customers disclosed in the Business section represents current Enterprise Customers who consented to the inclusion of their names in the Registration Statement. The Enterprise Customers included in the list represent 98% of the Company’s fiscal 2012 revenue. The Company also respectfully informs the Staff that it has updated the list to include newly-acquired customers in the fourth quarter of fiscal 2012 and the first quarter of fiscal 2013.

U.S. Securities and Exchange Commission

May 4, 2012

Executive Compensation

Total Compensation Review, page 107

30.	You state that you do not benchmark your compensation program against any survey group of peer companies, but we note your disclosure on page 107 that the compensation committee reviews market information obtained from surveys such as Radford and Option Impact to use as a “reference point” in determining executive compensation. It appears that you may be benchmarking your compensation in part by using compensation data about other “technology companies with similar revenue levels ($50,000,000—$100,000,000 in annual revenue)” as a reference point in part to base, justify or provide a framework for your compensation decisions. Accordingly, it appears that you should disclose the component companies in these surveys. Please refer to Regulation S-K Compliance and Disclosure Interpretation Question 118.05 and revise or advise why you believe that this information is not required.

The Company respectfully advises the Staff that, as disclosed in Amendment No. 1, the Company is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and the Company has chosen to take advantage of the reduced disclosure requirements concerning executive compensation arrangements. Therefore, Amendment No. 1 does not include a Compensation Discussion & Analysis section. However, pursuant to Regulation S-K, Item 402(o), the Company has provided a narrative description of material factors necessary to an understanding of the information disclosed in the summary compensation table, beginning on page 111 of Amendment No. 1.

U.S. Securities and Exchange Commission

May 4, 2012

Bonuses, page 108

31.	You disclose that David Packer participated in a sales incentive plan and that Robert Schoenthaler participated in an individual incentive plan that would award bonuses based on certain performance targets. We note that you have not provided a quantitative discussion of these performance targets, such as the annual billings, booking and new customer targets in the case of Mr. Packer and financial targets relating to the professional services billing and professional services gross margins in the case of Mr. Schoenthaler. Please disclose the quantitative targets for each performance measure used under each plan.

If you believe that disclosure of the performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should demonstrate why you need not disclose what appear to be historical financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. See also Regulation S-K Compliance and Disclosure Interpretation Question 118.04.

The Company respectfully advises the Staff that, as disclosed in Amendment No. 1, the Company is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and the Company has chosen to take advantage of the reduced disclosure requirements concerning executive compensation arrangements. Therefore, Amendment No. 1 does not include a Compensation Discussion & Analysis section. However, pursuant to Regulation S-K, Item 402(o), the Company has provided a narrative description of material factors necessary to an understanding of the information disclosed in the summary compensation table, and in particular, on pages 111 and 112 of Amendment No. 1, a description of the material terms of non-equity incentive plan awards made to the named executive officers during the last completed fiscal year, including a general description of the formula or criteria applied in determining the amounts payable, as required by Item 402(o)(5).

U.S. Securities and Exchange Commission

May 4, 2012

Principal and Selling Stockholders, page 132

32.	Please expand the disclosure in the footnotes to the table on page 133 to indicate the number of Series AA, Series BB, Series CC, and Series D preferred shares held by each of the executive officers and directors, holders of more than five percent of the shares, and the selling shareholders.

In response to the Staff’s comment, the Company has revised the footnotes to the Principal and Selling Stockholders table beginning on page 129 of Amendment No. 1 to disclose the number of Series AA, Series BB, Series CC and Series D preferred shares held by each of the executive officers, directors and holders of more than five percent of the Company’s shares prior to the pro forma conversion into common stock of the Company as of February 29, 2012 as described in the introductory paragraphs to the table on page 128 of Amendment No. 1. The Company will include similar disclosure for any selling stockholders in a subsequent amendment.

Underwriting, page 147

33.	You state that the expenses of the offering, not including the underwriting discount, will be payable by the company and the selling shareholders. We note that your disclosure on page 35 states that the company will bear the costs associated with the sale of the common stock by the selling shareholders. Please advise.

In response to the Staff’s comment, the Company has revised its disclosure on page 35 of Amendment No. 1 to note that the expenses of the offering, not including the underwriting discount, will be payable by the Company and the selling stockholders.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

34.	Please quantify the amount revenues generated from perpetual licenses for each period presented. If these revenue are material, please revise your revenue recognition policy to clarify how you account for perpetual licenses.

U.S. Securities and Exchange Commission

May 4, 2012

The Company respectfully advises the Staff that, in the past, the Company sold perpetual licenses in limited cases. The Company’s revenue from perpetual licenses for fiscal 2011 was $611,000 and thus deemed immaterial to total revenue. There was no revenue from perpetual licenses in fiscal 2010 or fiscal 2012. As a result, the Company has not addressed perpetual licenses in its revenue recognition policy.

35.	Revise your disclosures to further describe how you recognize professional service revenues sold on either a fixed fee or time and materials basis. For example, if you use the proportional performance for your fixed fee arrangements, clarify how performance was determined (i.e. output and input-based estimates).

In response to the Staff’s comment, the Company has revised the Notes to Consolidated Financial Statements to expand the disclosure of its practices relating to recognition of professional services revenue. The revised disclosure is on page F-10 of Amendment No. 1.

36.	Please tell us how you determined that the professional services sold in conjunction with your on-demand software solutions have standalone value. We refer you to ASC 605-25-25-5.

The Company respectfully advises the Staff that it determined that the professional services sold in conjunction with the Company’s on-demand software solutions have standalone value in accordance with ASC 605-25-25-5(a) because the Company has sold professional services separately and there are several third party vendors that routinely provide similar professional services to its customers on a standalone basis.

37.	Please describe for us, in greater detail the significant factors, inputs, assumptions and methods used to determine the estimated selling price for the deliverables in your multiple element arrangements.

The Company supplementally advises the Staff that, as disclosed on page F-10 of Amendment No. 1, the Company has been unable to establish vender-specific objective evidence (“VSOE”) or third-party evidence (“TPE”) for the elements of its multiple arrangements and, accordingly, the Company uses best estimated selling prices (“BESP”) in its revenue allocation. The Company has not established

U.S. Securities and Exchange Commission

May 4, 2012

VSOE primarily due to the historically broad range of pricing variability of its products and services offered. Additionally, the Company has not been able to establish selling prices based on third-party evidence due to the lack of evidence for transactions involving interchangeable products with similar features that are sold on a standalone basis by other vendors or competitors.

The BESP for each of the deliverables in the Company’s on-demand solutions was determined considering historical selling price data for products and services sold on a standalone basis and the Company’s current pricing methodologies and strategy, and discounting activities. In performing the BESP analysis, the Company stratified the pricing data based on the type of solution or services offered, and reviewed the correlation of contractual prices to the established list prices to discern discounting activities. The Company’s list prices are developed and periodically reviewed and updated to reflect changes in the market and the Company’s pricing strategy, and discounts from list prices require management approval. Based on the Company’s analysis, the Company has determined the median discount rates for the different products and services, and determined BESP for the different elements in its multiple-element arrangements in correlation to the list prices.

Net Income (Loss) Per Share Attributable to Common Stockholders, page F-13

38.	We note that undistributed net losses are only being allocated to common stockholders for purposes of calculating earnings per share. Revise your disclosures to clarify whether the preferred shareholders are contractually obligated to share in any losses.

In response to the Staff’s comment, the Company has revised the Notes to Consolidated Financial Statements on page F-13 of Amendment No. 1 to disclose that holders of the Company’s preferred stock are not contractually obligated to share in any losses.

Note 12. Income Taxes, page F-22

39.	Please revise your disclosures to include a description of the tax years that remain subject to examination by major tax jurisdictions. We refer you to ASC 740-10-50-15(e).

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May 4, 2012

In response to the Staff’s comment, the Company has revised the Notes to Consolidated Financial Statements on page F-24 of Amendment No. 1 to disclose the tax years that remain subject to examination by major tax jurisdictions.

40.	We note that federal income taxes have not been provided on $224,000 of undistributed earnings of foreign subsidiaries because such amounts are intended to be indefinitely reinvested. Revise to disclose the amount of the unrecognized deferred tax liability or include a statement that such determination is not practicable. We refer you to ASC 740-30-50-2(c).

The Company respectfully advises the Staff that, currently, it is not practicable to determine the income tax liability that might be incurred if these earnings were to be repatriated. The Company has revised the Notes to Consolidated Financial Statements on page F-24 of Amendment No. 1 to include such statement.

Note 17. Significant Customer Information, page F-32

41.	Tell us whether you have long-lived assets in an individual foreign country that are material. We refer you to ASC 280-10-50-41(b).

The Company respectfully advises the Staff that it does not have any material long-lived assets in any foreign countries as of the date of the filing of Amendment No. 1.

Exhibits

42.	We note that you intend to file a number of the exhibits by amendment. We will review those exhibits as they are submitted; however, please provide us with a reasonable amount of time for review.

The Company respectfully acknowledges the Staff’s comment and has included all additional exhibits available at the time of filing Amendment No. 1 as filed exhibits thereto. The Company intends to file all exhibits by amendment in advance of seeking to be declared effective, with sufficient time to allow the Staff to review such exhibits, and the Company acknowledges that the Staff’s review of such exhibits may elicit further comments that will have to be addressed prior to the Company’s request for effectiveness.

U.S. Securities and Exchange Commission

May 4, 2012

43.	Please tell us what consideration you have given to filing any agreements with your certified operators, such as Exostar and Camelot Information Systems Inc., and data centers. We note your disclosure on page 19 that your business could suffer in the event that your data center or third-party internet service provider arrangements are terminated. It appears that you may be substantially dependent upon these agreements and that they should be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

In response to the Staff’s comment, the Company has filed with Amendment No. 1 its Master Services Agreement with Equinix Operating Co., Inc., the Company’s data center provider in the United States.

The Company respectfully acknowledges the Staff’s comment regarding exclusion of its agreements with its certified operators, Exostar and Camelot Information Systems Inc. In determining whether to file such agreements as material contracts pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, the Company considered the percentage of revenue these operators generated in fiscal 2012, neither of which accounted for more than 10%, and are expected to generate in future fiscal years and the extent to which these operators are replaceable. After consideration of these factors, the Company concluded that it is not materially dependent on these operators and thus it is not required to file the agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

44.	Please tell us whether you intend to file the offer letter with David P. Hale as an exhibit to the registration statement. See Item 601(b)(10)(iii) of Regulation S-K.

The Company respectfully advises the Staff that it does not intend to file David P. Hale’s offer letter as an exhibit to the Registration Statement because the period during which the material terms of Mr. Hale’s offer letter were effective had expired prior to the filing of the Registration Statement. The terms set forth in the offer letter – salary, benefits, etc. – are generally applicable to management and non-management employees, and no other terms of the offer letter remain in effect, making this offer letter immaterial in amount and significance.

* * * * *

U.S. Securities and Exchange Commission

May 4, 2012

Please direct your questions or comments regarding the Company’s responses or Amendment No. 1 to me at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Aaron J. Alter

Aaron J. Alter

Enclosures

cc (w/encl.):	Mark E. Woodward
Peter J. Maloney
E2open, Inc.

Larry W. Sonsini, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Esq.
Christopher J. Austin, Esq.
Goodwin Procter LLP